UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

                        #1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: November 28, 2003

By

_”Jeannine P.M. Webb”_

Jeannine PM Webb, Chief Financial Officer and Corporate Secretary

CANADIAN EMPIRE EXPLORATION CORP.
INTERIM REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

		SEPTEMBER 30, 2003	DECEMBER 31, 2002
		$	$

ASSETS
Current Assets
Cash and short-term investments		859,787	729,735
Accounts receivable		28,129	69,570
		887,916	799,305

Resource Assets		1,213,560	1,008,652

		2,101,476	1,807,957

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites		170,086	155,584
Due to related party		85,404	30,623
		255,491	186,207

SHAREHOLDERS' EQUITY
Capital stock
Authorized - 250,000,000 common shares without par value
Issued		20,436,413	19,835,320

Special warrants		-	246,000

Allotted but not issued		461,700	-

Contributed surplus		64,784	64,784

Deficit		(19,116,912)	(18,524,354)
		1,845,985	1,621,750
		2,101,476	1,807,957

Nature of operations and going concern (note 1)

Approved by the Directors

"John S. Brock"	"R. E. Gordon Davis"
John S. Brock	R. E. Gordon Davis

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS ENDED SEPT 30, 2003	9 MONTHS ENDED SEPT 30, 2002	3 MONTHS ENDED SEPT 30, 2003	3 MONTHS ENDED SEPT 30, 2002
	$	$	$	$

Administration expenses
Bank charges	634	777	(11)	196
Consulting	7,250	14,805	7,250	8,055
Depreciation	-	2,236	-	-
Finders fee	-	24,000	-	24,000
Insurance	2,873	2,369	-	-
Legal and audit	27,707	21,152	23,929	10,276
Office operations and facilities	43,258	68,083	14,267	24,181
Salaries and wages	52,112	55,266	24,915	17,062
Transfer agent and stock exchange fees	37,304	36,398	9,734	6,378
Shareholder communication	28,055	88,127	9,905	76,726
	199,192	313,213	89,989	166,874

Other Expenses (income)
General exploration expenditures	63,308	39,436	12,852	23,515
Write-off of exploration expenditures	336,625	-	336,196	-
Write-off of mineral property expenditures	-	-	-	-
Interest income	(6,567)	(653)	(1,450)	(640)
	393,366	38,783	347,598	22,875

Loss (Income) for the period	592,558	351,996	437,587	189,749

Deficit - beginning of period	18,524,354	17,501,745	18,679,325	17,663,992

Deficit - end of period	19,116,912	17,853,741	19,116,912	17,853,741

Basic and diluted loss per common share	0.037	0.051	0.028	0.017

Weighted average number of common shares	15,841,086	6,856,367	15,841,086	11,409,420

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS ENDED SEPT 30, 2003	9 MONTHS ENDED SEPT 30, 2002	3 MONTHS ENDED SEPT 30, 2003	3 MONTHS ENDED SEPT 30, 2002
	$	$	$	$

Exploration and mineral property expenditures
during the period

Accomodation	31,447	1,256	30,416	550
Assays and geochemical analysis	4,940	-	4,774	-
Consulting	28,163	18,739	12,683	11,855
Depreciation	-	-	-	-
Drilling	110,483	550	110,626	550
Expediting	5,677	5	5,150	5
Field supplies	7,987	297	7,554	297
Fuel	14,810	-	2,350
Maps, printing and drafting	2,921	1,860	2,350	554
Project management fees	47,889	6,475	35,932	3,842
Property acquisition and maintenance costs	22,555	-	370	-
Salaries and wages	170,441	58,340	75,046	34,517
Surveys	48,302	-	48,175	-
Transportation	99,627	591	95,600	397

Expenditures during the period	595,241	88,113	431,025	52,567

Balance - beginning of period	1,008,652	-	1,109,522	19,625

Less:
General exploration expenditures	63,308	39,436	12,852	23,515
Write-off of exploration expenditures	336,625	-	336,196	-
Write-off of mineral property expenditures	-	-	-	-
Reclamation Deposit	(9,600)	-	(9,600)	-
	390,333	39,436	339,448	23,515

Balance - end of period	1,213,560	48,677	1,201,100	48,677

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS ENDED SEPT 30, 2003	9 MONTHS ENDED SEPT 30, 2002	3 MONTHS ENDED SEPT 30, 2003	3 MONTHS ENDED SEPT 30, 2002
	$	$	$	$

Cash flows from operating activities
Loss for the period	(592,558)	(351,996)	(437,587)	(189,749)
Depreciation	-	2,236	-	-
Write-off of exploration expenditures	336,625	39,436	336,196	23,515
Write-off of mineral property expenditures	-	-	-	-
	(255,933)	(310,324)	(101,391)	(166,234)

Changes in non-cash working capital items	110,725	(79,423)	71,963	(862)

	(145,208)	(389,747)	(29,428)	(167,096)

Cash flows from financing activities
Issue of common shares - for cash	461,300	1,845,000	461,300	-
Issue of comon shares - for warrants	-	117,000	-	-
Allotted but not issued for private placement	381,700	-	381,700	-
Share issue costs	(26,207)	(206,165)	(21,070)	-
	816,793	1,755,835	821,930	-

Cash flows from investing activities
Property acquisition and maintenance costs	(22,555)	-	(370)	-
Deferred exploration expenditures (net of depreciation)	(509,378)	(88,113)	(430,263)	(52,567)
Reclamation deposit	(9,600)	-	(9,600)	-
	(541,533)	(88,113)	(440,233)	(52,567)

Increase (decrease) in cash and short-term investments	130,052	1,277,975	352,269	(219,663)

Cash and short-term investments - beginning of period	729,735	54,237	507,519	1,551,875

Cash and short-term investments - end of period	859,787	1,332,212	859,787	1,332,212

CANADIAN EMPIRE EXPLORATION CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

1- Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this, there is sbstantial doubt about the ability of the company to continue as a going concern.  These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern.  Such adjustments could be material.

2- Basis of presentation

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements of the company and should be read in conjunction therewith.

3- Stock options

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation.  The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors.  Under this method, no compensatoin expense will be recorded if the exercise price of the share options were granted at market.  Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $225,000 on an after-tax basis pursuant to the share options issued in the current quarter.  Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Net loss
As reported	437,587
Compensation expense, net of taxes	228,799
Pro forma	666,386

Basic and diluted loss per common share
As reported	0.028
Pro forma	0.042

QUARTERLY AND YEAR-END REPORT
BC FORM 51-901F

NAME OF ISSUER	CANADIAN EMPIRE EXPLORATION CORP.
FOR QUARTER ENDED	September 30, 2003
DATE OF REPORT	November 24, 2003
ISSUER ADDRESS	1205 - 675 WEST HASTINGS STREET
VANCOUVER, BC V6B 1N2
ISSUER TELEPHONE NUMBER	(604) 687-4951
ISSUER FAX NUMBER	(604) 687-4991
CONTACT PERSON	JOHN S. BROCK
CONTACT POSITION	PRESIDENT
CONTACT TELEPHONE NUMBER	(604) 687-4951
CONTACT EMAIL	jsbrock@badgerandco.com
ISSUER WEB SITE ADDRESS

CERTIFICATE

The three schedules require to complete this Report are attached and the diclosure contained therein has been approved by the Board of Directors.  A copy or this Report will be provided to any shareholder who requests it.

John S. Brock	"John S. Brock"	November 24, 2003
NAME OF DIRECTOR	SIGNATURE	DATE SIGNED

R. E. Gordon Davis	"R. E. Gordon Davis"	November 24, 2003
NAME OF DIRECTOR	SIGNATURE	DATE SIGNED

CANADIAN EMPIRE EXPLORATION CORP.
SCHEDULE B
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

1)		Analysis of Expenses and Deferred Costs

		Administrative Expenses
		With respect to the Administrative Expenses of the Company, see the attached Financial Statements.

		Summary of Resource Assets
		For the year-to-date period ended September 30, 2003:
			Property costs	Exploration costs	Total
		Hemlo West	-	280,268	280,268
		Amos	-	-	-
		Meridian	-	-	-
		Yukon Olympic	82,020	319,186	401,206
		Big Bulk	400	490,692	491,092
		VMS	23,435	7,959	31,394
			105,855	1,098,105	1,203,960
		Reclamation deposit			9,600
					1,213,560

		Deferred Exploration and Mineral Property Expenditures by Property
		For the year-to-date period ended September 30, 2003:

			Hemlo West	Amos	Meridian	Yukon Olympic	Big Bulk	VMS	General	Total

		Balance - begining of period	276,195	333,025	-	242,340	131,617	25,476	-	1,008,652
			276,195	333,025	-	242,340	131,617	25,476	-	1,008,652

		Accomodation	-	-	-	13,491	16,498	-	1,457	31,447
		Assays and geochemical analysis	-	-	-	243	4,089	-	608	4,940
		Consulting	-	-	-	1,620	13,223	1,080	12,240	28,163
		Depreciation	-	-	-	-	-	-	-	-
		Drilling	-	-	-	-	110,483	-	-	110,483
		Expediting	80	23	120	1,473	3,967	-	14	5,677
		Field supplies	-	-	-	3,864	4,005	-	118	7,987
		Fuel	-	-	-	367	14,443	-	-	14,810
		Maps, printing and drafting	101	-	-	455	2,076	-	289	2,921
		Project management fees	542	277	41	12,493	28,516	495	5,526	47,889
		Property acquisition and maintenance costs	-	-	-	21,720	400	435	-	22,555
		Salaries and wages	2,691	2,840	299	47,820	71,626	3,908	41,257	170,441
		Surveys	-	-	-	48,302	-	-	-	48,302
		Transportation	660	-	-	7,018	90,150	-	1,800	99,627
		Trenching	-	-	-	-	-	-	-	-
			4,073	3,140	460	158,866	359,475	5,918	63,308	595,241

		Write-offs		(336,165)	(460)				(63,308)	(399,933)
		Reclamation deposit (Big Bulk)								9,600

		Balance	280,268	-	-	401,206	491,092	31,394	-	1,213,560

2)		Related Party Transactions
		For the year-to-date period ended June 30, 2003:
		$70,026	for cost of operations and administration to companies controlled by directors
		$121,042	for fees for professional services to companies controlled by directors
		$117,105	for exploration services and project management fees to companies controlled by directors
		$30,000	was owed to John S. Brock Limited, a company related by virtue of common directorship, in connection with a loan to the Company

3)		Securities Issued and Options Granted
	a)	Securities Issued
		For the year-to-date period ended September 30, 2003:

		In connection with the Teck Cominco Agreement, the Company issued 820,000 special warrants for no further consideration.

Each special warrant allows for the purchase of 820,000 units until January 12, 2004, for no further consideration, into one share and one underlying warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant.

CANADIAN EMPIRE EXPLORATION CORP.
SCHEDULE B
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

	b)	Options Granted
		For the year-to-date period ended September 30, 2003:
			Date of Option	Expiry Date	$/Share	# of Shares
		John S Brock	Jan 3/03	Jan 3/08	0.15	560,000
		Wayne J. Roberts	Jan 3/03	Jan 3/08	0.15	430,000
		Jeannine P. M. Webb	Jan 3/03	Jan 3/08	0.15	200,000
		R. E. Gordon Davis	Jan 3/03	Jan 3/08	0.15	75,000
		Lawrence page	Jan 3/03	Jan 3/08	0.15	75,000
		C. Douglas Proctor	Jan 3/03	Jan 3/08	0.15	75,000
		Brian Thurston	Jan 3/03	Jan 3/08	0.15	50,000
		George Norman	Jan 3/03	Jan 3/08	0.15	50,000
		Susie Rivera	Jan 3/03	Jan 3/08	0.15	25,000
		Terri Goglin	Jan 3/03	Jan 3/08	0.15	40,000
		Blaine Monaghan	Aug 21/03	Aug 21/08	0.15	100,000
						1,680,000

4)		Share Capital
	a)	Authorized and Issued
		Common shares without par value - authorized 250,000,000
		Common shares without par value - issued and outstanding 20,454,086

	b)	Outstanding Stock Options
			Date of Option	Expiry Date	$/Share	# of Shares

		John S Brock	Jan 3/03	Jan 3/08	0.15	560,000
		Wayne J. Roberts	Jan 3/03	Jan 3/08	0.15	430,000
		Jeannine P. M. Webb	Jan 3/03	Jan 3/08	0.15	200,000
		R. E. Gordon Davis	Jan 3/03	Jan 3/08	0.15	75,000
		Lawrence Page	Jan 3/03	Jan 3/08	0.15	75,000
		C. Douglas Proctor	Jan 3/03	Jan 3/08	0.15	75,000
		Brian Thurston	Jan 3/03	Jan 3/08	0.15	50,000
		George Norman	Jan 3/03	Jan 3/08	0.15	50,000
		Susie Rivera	Jan 3/03	Jan 3/08	0.15	25,000
		Terri Goglin	Jan 3/03	Jan 3/08	0.15	40,000
		Blaine Monaghan	Aug 21/03	Aug 21/08	0.15	100,000
						1,680,000

	c)	Outstanding Warrants
			Expiry Date	# Warrants	# Shares	$/Share
		Guadalupe property agreement	Dec 20/03	7,570	7,570	$0.09
		Private placement - May/02	May 22/04	1,500,000	1,500,000	$0.15
		Short Form Ofering Document - June/02	June 18/04	4,050,000	2,025,000	$0.15	(1)
		Short Form Ofering Document - June/02 - agents warrants	June 18/04	1,080,000	1,080,000	$0.35	(2)
		Private placement - May/02	Dec 20/03	258,333	258,333	$0.12
		Private placement - May/02	Dec 30/03	20,000	20,000	$0.12
		Yukon Olympic farm-out	Sept 20/04	200,000	200,000	$0.20
		VMS farm-out	Oct 22/04	100,000	100,000	$0.20
		Private placement - Sept/03	Sept 15/04	455,000	455,000	$0.10
		Private placement - Sept/03	Sept 15/04	31,500	31,500	$0.10
				7,702,403	5,677,403

		(1) Warrants were extended until June 18, 2004 and repriced from $0.35 per share to $0.15 per share
		(2) Warrants were extended until June 18, 2004

	d)	Convertible Securities
		Nil

	e)	Escrowed and Pooled Shares
		Nil

5)		Directors and Officers of the Company
		John S. Brock, Director, Chief Executive Officer and President					West Vancouver, BC
		Lawrence Page, QC, Director					West Vancouver, BC
		R. E. Gordon Davis, Director					Vancouver, BC
		Douglas Proctor, Director					Vancouver, BC
		Wayne J. Roberts, Director and V-Pres. Exploration					Coquitlam, BC
		Jeannine P.M. Webb, CFO and Secretary					Burnaby, BC